(Check one): ☒ Form 10-KSB ☐ Form 11-K ☐ Form 20-F ☐ Form 10-QSB ☐ Form N-SAR	SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 Commission File Number 0-11480 NOTIFICATION OF LATE FILING

For Period Ended: September 30, 2005
☐ Transition Report on Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-QSB
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Biovest International, Inc.

Full name of registrant

Cellex Biosciences, Inc.

Endotronics, Inc.

Former name if applicable:

377 Plantation Street

Address of principal executive office (Street and Number)

Worcester MA 01605

City, state and zip code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒	(a)	The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Form 10KSB will be filed within the extension period. The Form 10-KSB could not be filed within the prescribed period due to the inability to finalize compilation of information required for the financial statements and disclosures.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

James A. McNulty (Name)	(813) (Area Code)	864-2562 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The statements of operations to be included in the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended September 30, 2005 will reflect change in operating results from the previous year. For the year ended September 30, 2005, the Registrant expects to report a net loss of approximately $11,479,000 (subject to adjustments through the completion of the audit process). In comparison, for the fiscal year ended September 30, 2004, the Registrant reported a net loss of $8,996,000. It is expected that a final report will be filed within the fifteen day automatic extension period.

Biovest International, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	December 28, 2005	By:	/s/ James A. McNulty